P R E S S  R E L E A S E

Company Contacts		IR Agency Contact
Guy Avidan,	Shirley Nakar,	Erik Knettel,
VP Finance & CFO	Director, Investor Relations	Grayling
AudioCodes	AudioCodes	Tel: +1-646-284-9415
Tel: +972-3-976-4000	Tel: +972-3-976-4000	erik.knettel@grayling.com
guy.avidan@audiocodes.com	shirley@audiocodes.com

AudioCodes Reports Second Quarter 2013 Results

Second Quarter 2013 Highlights Sequential and Year-Over-Year Growth in Revenue and Profitability

Lod, Israel – July 30, 2013 – AudioCodes (NasdaqGS: AUDC), a leading provider of Voice over IP (VoIP) technologies, products and services, today announced financial results for the second quarter ended June 30, 2013.

Second Quarter Highlights:

•	Revenues for the quarter were $33.7 million, 4.4% increase over the previous quarter
•	8% sequential increase in our networking business
•	Non-GAAP gross margin was 57.5% (57.0% on a GAAP basis)
•	Non-GAAP net margin was 3% (1% net margin on a GAAP basis)
•	Net cash provided by operating activities were 4.1 million and net cash at the end of the quarter increased to 39.6 million

Revenues for the second quarter of 2013 were $33.7 million, compared to $32.3 million for the first quarter of 2013 and $31.0 million for the second quarter of 2012.

Net income in accordance with U.S. generally accepted accounting principles (GAAP) was $441,000, or $0.01 per diluted share, for the second quarter of 2013, compared to GAAP net income of $71,000, or $0.002 per diluted share, for the first quarter of 2013, and a GAAP net loss of $2.0 million, or ($0.05) per diluted share, for the second quarter of 2012.

AudioCodes Reports Second Quarter 2013 Results	Page 1 of 9

Non-GAAP net income for the second quarter of 2013 was $1.0 million, or $0.03 per diluted share, compared to non-GAAP net income of $691,000, or $0.02 per diluted share, for the first quarter of 2013, and a non-GAAP net loss of $1.4 million, or ($0.04) per diluted share, for the second quarter of 2012.

Non-GAAP net income (loss) excludes: (i) stock-based compensation expenses; and (ii) amortization expenses related to intangible assets. A reconciliation of net income (loss) on a GAAP basis to a non-GAAP basis is provided in the tables that accompany the condensed consolidated financial statements contained in this press release.

Net cash provided by operating activities for the second quarter of 2013 totaled $4.1 million, compared to net cash used in operating activities of $4.6 million for the second quarter of 2012. Cash and cash equivalents, bank deposits and marketable securities were $57.5 million as of both June 30, 2013 and March 31, 2013, compared to $60.7 million as of June 30, 2012.

In May 2013, AudioCodes completed the previously announced asset purchase agreement with its affiliated company, MailVision. MailVision is an Israeli company which develops markets and licenses VoIP solutions for mobile, PC, web and tablet devices for telecom operators and service providers.

“We are pleased to report another quarter of growing revenues and improved financial performance. This is our fourth consecutive quarter of growth since July 2012 when we realigned operations in order to position our business for growth,” said Shabtai Adlersberg, President and Chief Executive Officer of AudioCodes. “In the second quarter of 2013 we experienced good momentum and success in our networking business which grew 8% over the previous quarter and 14% year-over-year. Our networking business now comprises approximately 86% of our total revenues. We are aligned with leading software and networking industry leaders through numerous partnerships. Accordingly, we are confident in our ability to sustain similar growth rates in our business as we move forward. Supporting this longer term potential is the solid multi-year growth in markets where we play a leading role, such as Unified Communications, Hosted Telephony, SIP Trunking and Contact Centers. In addition, the increased pace of transition from voice into cloud and hosted telephony applications opens opportunities for us in new two strategic directions.”

Conference Call & Web Cast Information

AudioCodes will conduct a conference call at 9:00 A.M., Eastern Time today to discuss the Company’s second quarter 2013 operating performance, financial results and outlook. The conference call will be simultaneously Web cast. Investors are invited to listen to the call live via Web cast at the AudioCodes corporate website at www.audiocodes.com.

AudioCodes Reports Second Quarter 2013 Results	Page 2 of 9

About AudioCodes

AudioCodes Ltd. (NasdaqGS: AUDC) designs, develops and sells advanced Voice over IP (VoIP) and converged VoIP and Data networking products and applications to Service Providers and Enterprises. AudioCodes is a VoIP technology market leader focused on converged VoIP and data communications and its products are deployed globally in Broadband, Mobile, Enterprise networks and Cable. The Company provides a range of innovative, cost-effective products including Media Gateways, Multi-Service Business Routers, Session Border Controllers (SBC), Residential Gateways, IP Phones, Media Servers and Value Added Applications. AudioCodes' underlying technology, VoIPerfectHD(TM), relies on AudioCodes' leadership in DSP, voice coding and voice processing technologies. AudioCodes' High Definition (HD) VoIP technologies and products provide enhanced intelligibility and a better end user communication experience in Voice communications. For more information on AudioCodes, visit http://www.audiocodes.com.

Statements concerning AudioCodes' business outlook or future economic performance; product introductions and plans and objectives related thereto; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements'' as that term is defined under U.S. Federal securities laws. Forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. These risks, uncertainties and factors include, but are not limited to: the effect of global economic conditions in general and conditions in AudioCodes' industry and target markets in particular; shifts in supply and demand; market acceptance of new products and the demand for existing products; the impact of competitive products and pricing on AudioCodes' and its customers' products and markets; timely product and technology development, upgrades and the ability to manage changes in market conditions as needed; possible need for additional financing; the ability to satisfy covenants in the Company’s loan agreements; possible disruptions from acquisitions; the ability of AudioCodes to successfully integrate the products and operations of acquired companies into AudioCodes' business; and other factors detailed in AudioCodes' filings with the U.S. Securities and Exchange Commission. AudioCodes assumes no obligation to update the information in this release.

©2013 AudioCodes Ltd. All rights reserved. AudioCodes, AC, HD VoIP, HD VoIP Sounds Better, IPmedia, Mediant, MediaPack, OSN, SmartTAP, VMAS, VoIPerfect, VoIPerfectHD, Your Gateway To VoIP and 3GX are trademarks or registered trademarks of AudioCodes Limited. All other products or trademarks are property of their respective owners. Product specifications are subject to change without notice.

Summary financial data follows

AudioCodes Reports Second Quarter 2013 Results	Page 3 of 9

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30,	December 31,
	2013	2012
	Unaudited	Audited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$19,474	$15,219
Short-term and restricted bank deposits	10,599	10,330
Short-term marketable securities and accrued interest	19,484	7,966
Trade receivables, net	26,406	24,198
Other receivables and prepaid expenses	7,660	7,274
Inventories	13,466	16,797
Total current assets	97,089	81,784

LONG-TERM ASSETS:
Long-term and restricted bank deposits	$7,939	$9,251
Long-term marketable securities	-	15,762
Investments in an affiliated company	-	1,084
Deferred income tax assets	3,565	3,565
Severance pay funds	17,214	15,772
Total long-term assets	28,718	45,434

PROPERTY AND EQUIPMENT, NET	3,409	3,619

GOODWILL AND INTANGIBLE ASSETS, NET	38,698	34,952

Total assets	$167,914	$165,789

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Current maturities of long-term bank loans	$4,836	$8,436
Trade payables	6,277	6,817
Other payables and accrued expenses	16,121	15,062
Deferred revenues	7,386	4,871
Total current liabilities	34,620	35,186

LONG-TERM LIABILITIES:
Accrued severance pay	$18,119	$16,284
Long-term bank loans, net of current maturities	12,734	14,477
Senior convertible notes	353	353
Deferred revenues and other liabilities	2,309	1,192
Total long-term liabilities	33,515	32,306

Total equity	99,779	98,297
Total liabilities and equity	$167,914	$165,789

AudioCodes Reports Second Quarter 2013 Results	Page 4 of 9

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Six months ended		Three months ended
	June 30,		June 30,
	2013	2012	2013	2012
	(Unaudited)		(Unaudited)
Revenues:
Products	$53,712	$51,943	$27,541	$25,125
Services	12,243	11,378	6,146	5,883
Total Revenues	65,955	63,321	33,687	31,008
Cost of revenues:
Products	24,706	23,693	12,912	11,722
Services	3,104	2,950	1,566	1,469
Total Cost of revenues	27,810	26,643	14,478	13,191
Gross profit	38,145	36,678	19,209	17,817
Operating expenses:
Research and development, net	14,280	15,245	6,970	7,127
Selling and marketing	18,956	20,752	9,742	10,256
General and administrative	4,116	4,203	2,077	2,244
Total operating expenses	37,352	40,200	18,789	19,627
Operating income (loss)	793	(3,522)	420	(1,810)
Financial income (expenses), net	(122)	135	81	(93)
Income (loss) before taxes on income	671	(3,387)	501	(1,903)
Taxes on income, net	(138)	(183)	(60)	(99)
Equity in losses of an affiliated company, net	(21)	(23)	-	(33)
Net income (loss)	$512	$(3,593)	$441	$(2,035)
Basic net earnings (loss) per share	$0.01	$(0.09)	$0.01	$(0.05)
Diluted net earnings (loss) per share	$0.01	$(0.09)	$0.01	$(0.05)
Weighted average number of shares used in computing basic net earnings (loss) per share (in thousands)	38,035	39,948	38,060	39,627
Weighted average number of shares used in computing diluted net earnings (loss) per share (in thousands)	38,615	39,948	38,653	39,627

AudioCodes Reports Second Quarter 2013 Results	Page 5 of 9

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NON-GAAP PROFORMA STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Six months ended		Three months ended
	June 30,		June 30,
	2013	2012	2013	2012
	(Unaudited)		(Unaudited)
Revenues:
Products	$53,712	$51,943	$27,541	$25,125
Services	12,243	11,378	6,146	5,883
Total Revenues	65,955	63,321	33,687	31,008
Cost of revenues:
Products	24,412	23,260	12,788	11,479
Services	3,037	2,933	1,538	1,491
Total Cost of revenues (1) (2)	27,449	26,193	14,326	12,970
Gross profit	38,506	37,128	19,361	18,038
Operating expenses:
Research and development, net (1)	14,094	15,034	6,877	7,052
Selling and marketing (1) (2)	18,566	20,365	9,533	10,067
General and administrative (1)	3,842	3,897	1,940	2,106
Total operating expenses	36,502	39,296	18,350	19,225
Operating income (loss)	2,004	(2,168)	1,011	(1,187)
Financial income (expenses), net	(122)	135	81	(93)
Income (loss) before taxes on income	1,882	(2,033)	1,092	(1,280)
Taxes on income, net	(138)	(183)	(60)	(99)
Equity in losses of an affiliated company, net	(21)	(23)	-	(33)
Net income (loss)	$1,723	$(2,239)	$1,032	$(1,412)
Diluted net earnings (loss) per share	$0.04	$(0.06)	$0.03	$(0.04)
Weighted average number of shares used in computing basic net earnings (loss) per share (in thousands)	38,922	39,948	38,949	39,627

(1)	Excluding stock-based compensation expenses related to options and restricted stock units granted to employees and others.
(2)	Excluding amortization of intangible assets related to the acquisitions of Nuera, Netrake and CTI Squared.

Note: Non-GAAP measures should be considered in addition to, and not as a substitute for, the results prepared in accordance with GAAP. The Company believes that non-GAAP information is useful because it can enhance the understanding of its ongoing economic performance and therefore uses internally this non-GAAP information to evaluate and manage its operations. The Company has chosen to provide this information to investors to enable them to perform comparisons of operating results in a manner similar to how the Company analyzes its operating results and because many comparable companies report this type of information.

AudioCodes Reports Second Quarter 2013 Results	Page 6 of 9

AUDIOCODES LTD. AND ITS SUBSIDIARIES

RECONCILIATION OF GAAP NET INCOME (LOSS) TO NON-GAAP NET INCOME (LOSS)

U.S. dollars in thousands, except per share data

	Six months ended		Three months ended
	June 30,		June 30,
	2013	2012	2013	2012
	(Unaudited)		(Unaudited)
GAAP net income (loss)	$512	$(3,593)	$441	$(2,035)
GAAP net earnings (loss) per share	$0.01	$(0.09)	$0.01	$0.05
Cost of revenues:
Stock-based compensation (1)	19	38	10	15
Amortization expenses (2)	342	412	142	206
	361	450	152	221
Research and development, net:
Stock-based compensation (1)	186	211	93	75
Selling and marketing:
Stock-based compensation (1)	238	235	133	113
Amortization expenses (2)	152	152	76	76
	390	387	209	189
General and administrative:
Stock-based compensation (1)	274	306	137	138
Non-GAAP net income (loss)	$1,723	$(2,239)	$1,032	$(1,412)
Non-GAAP Diluted net earnings (loss) per share	$0.04	$(0.06)	$0.03	$(0.04)

(1)	Stock-based compensation expenses related to options and restricted stock units granted to employees and others.
(2)	Amortization of intangible assets related to the acquisitions of Nuera, Netrake and CTI Squared.

Note: Non-GAAP measures should be considered in addition to, and not as a substitute for, the results prepared in accordance with GAAP. The Company believes that non-GAAP information is useful because it can enhance the understanding of its ongoing economic performance and therefore uses internally this non-GAAP information to evaluate and manage its operations. The Company has chosen to provide this information to investors to enable them to perform comparisons of operating results in a manner similar to how the Company analyzes its operating results and because many comparable companies report this type of information.

AudioCodes Reports Second Quarter 2013 Results	Page 7 of 9

	Six months ended		Three months ended
	June 30,		June 30,
	2013	2012	2013	2012
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net income (loss)	$512	$(3,593)	$441	$(2,035)
Adjustments required to reconcile net income or loss to net cash provided by or used in operating activities:
Depreciation and amortization	1,379	1,401	597	695
Amortization of marketable securities premiums and accretion of discounts, net	192	217	85	109
Equity in losses of an affiliated company, net	21	23	-	33
Increase (decrease) in accrued severance pay, net	114	(220)	(152)	(115)
Stock-based compensation expenses	717	790	373	341
Increase in accrued interest on marketable securities, bank deposits and structured notes	52	5	45	2
Decrease (increase) in trade receivables, net	(2,229)	4,010	(1,524)	(471)
Increase in other receivables and prepaid expenses	(736)	(1,513)	(96)	(80)
Decrease in inventories	3,331	845	2,065	417
Increase (decrease) in trade payables	(535)	(5,236)	991	31
Increase (decrease) in deferred revenues	3,200	943	1,348	(1,197)
Increase (decrease) in other payables and accrued expenses	726	(1,666)	(112)	(2,347)
Net cash provided by (used in) operating activities	6,744	(3,994)	4,061	(4,617)
Cash flows from investing activities:
Short-term deposits, net	(269)	1,689	(675)	(118)
Investment in affiliated company	(1,211)	(50)	(596)	(50)
Proceeds from redemption of long-term bank deposits	1,312	990	851	390
Proceeds from redemption of marketable securities upon maturity	4,000	-	4,000	-
Purchase of property and equipment	(673)	(1,170)	(395)	(519)
Net cash provided by (used in) investing activities	3,159	1,459	3,185	(297)

AudioCodes Reports Second Quarter 2013 Results	Page 8 of 9

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

U.S. dollars in thousands

	Six months ended		Three months ended
	June 30,		June 30,
	2013	2012	2013	2012
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Cash flows from financing activities:
Purchase of treasury stock	-	(4,249)	-	(1,736)
Repayment of long-term bank loans	(5,343)	(4,899)	(2,866)	(2,544)
Payment of acquisition of NSC	(515)	(336)	(120)	-
Proceeds from issuance of shares upon exercise of options, warrants and employee stock purchase plan	210	35	81	-
Net cash used in financing activities	(5,648)	(9,449)	(2,905)	(4,280)

Increase (decrease) in cash and cash equivalents	4,255	(11,984)	4,341	(9,194)
Cash and cash equivalents at the beginning of the period	15,219	28,257	15,133	25,467
Cash and cash equivalents at the end of the period	$19,474	$16,273	$19,474	$16,273

AudioCodes Reports Second Quarter 2013 Results	Page 9 of 9